Exhibit 4.6

LICENSE AGREEMENT

This License Agreement (“Agreement”) is entered into as of 2 July 2008, 2008 (“Effective Date”) by and between RADA ELECTRONICS INDUSTRIES LTD. (“RADA”), a company incorporated under the laws of the State of Israel, with offices at 7 Giborei Israel St., Netanya 42504 and Faith Content Development Limited (“Licensee”), a company organized under the laws of Hong Kong. RADA and Licensee are collectively referred to herein as the “Parties”.

Whereas    RADA has developed and is developing certain Inertial Navigation Systems (“INS”) as further detailed herein; and

Whereas    Licensee desires to license from RADA, and RADA desires to License to Licensee, certain intellectual property rights relating to INS, as more fully detailed herein.

NOW THEREFORE, the Parties agree as follows:

1	Definitions.

When used in this Agreement, the following terms shall have the following meaning:

1.1	“Source Code” shall mean the human-readable source code of the “INS” product, together with such development tools and detail design documents as may be reasonably required by Licensee, fully documented in a manner that is sufficient to allow a reasonably skilled programmer to understand the design, logic, structure, functionality, operation and features and to use, operate, maintain, modify, support and diagnose errors. The Source Code shall be deemed to include any and all additional functionality extensions to the INS, developed by RADA or any of its affiliates.

1.2	“Updates” shall mean any bug fixes, enhancements, improvements, new developments or other modifications to the Source Code and/or to the System that RADA and/or any of its affiliates and/or any third party with which RADA has contracted may develop, make or create from time to time.

1.3	“System” shall mean the Source Code, hardware and electronics that comprise the INS product as further detailed in Exhibit I, including all Updates and any related Documentation thereto as well as any revisions thereto and all future Derivative Works thereof developed by RADA and/or its affiliates and/or any third party with which RADA has contracted, and all Intellectual Property embodied in or related to the foregoing.

1.4	“Licensed Technology” shall mean the Source Code, the specifications and configurations of the System, all Updates and Derivative Works, and the Documentation relating to all of the foregoing and all Intellectual Property rights associated therewith.

1.5	“Derivative Work(s)” shall mean: (i) for copyrightable or copyrighted material, any translation, abridgment, revision or other form in which an existing work is transformed or modified; (ii) for patentable or patented material, any improvement thereon which is worthy of patent; and (iii) for material which is protected by trade secret, any new material derived from such existing trade secret material, including new material which may be protected by copyright, patent and/or trade secret.

1.6	“Confidential Information” shall mean (a) all of RADA’s proprietary information and related materials of whatever nature comprising or concerning the System or Derivative Works thereof made by RADA; and (b) information related to RADA’s proprietary technology; know-how; and products. Without limiting the previous sentence, Confidential Information shall comprise all such information disclosed by whatever means, whether directly or indirectly, by or on behalf of RADA to Licensee at any time, whether disclosed in writing or in machine-readable or other form. Confidential Information does not include information that is or becomes generally known to the public, that is disclosed to Licensee by a third party without a confidentiality obligation, that is developed independently by the Licensee or that Licensee is required to disclose by law or regulation.

1.7	“Intellectual Property” shall mean (a) works of authorship, copyrights, including moral rights, registrations and applications for registration thereof; (b) patents, patent applications and all related continuations, divisional, reissue, utility models, applications and registrations thereof, inventions (whether patentable or not), designs and domain names; (c) trademark and trade name rights (whether registered or not, including applications) and similar rights; (d) trade secrets and Confidential Information, know-how, manufacturing information, system process and techniques, designs, prototypes, enhancements, improvements, customization, work-in-progress, research and development information; and (e) other proprietary rights relating to the foregoing.

1.8	“Licensee Property” shall mean all products, Intellectual Property and Intellectual Property rights, developed, made or created by Licensee or on its behalf, that do not constitute Derivative Works of the System.

1.9	“Documentation” shall mean the list of configurations and specifications of the System, production file, user manuals, service manuals, instructions, programming manuals, technical notes and drawings, charts, schematics and models.

2	Grant and Scope of License; Delivery; Support.

2.1	Grant of License. For good and valuable consideration, the sufficiency of which is hereby acknowledged, and subject to receipt of the approvals pursuant to Section 8.1, RADA will grant to Licensee a perpetual, non-exclusive, transferable (subject to the terms herein), worldwide, sub-licensable license for non-military purposes only (the “License”): (i) to commercially use and exploit the Licensed Technology and any part thereof; (ii) to create or have created Derivative Works of the Licensed Technology, (iii) to modify, enhance, amend and/or make compatible, the Licensed Technology and any part thereof, and (iv) to sub-license, distribute, manufacture and market the Licensed Technology, the System and/or any Derivative Works thereof on a stand-alone basis or as incorporated into avionics systems or other systems or products to third parties; each subject to the terms and conditions of this Agreement. In the event of default by RADA under that certain Loan Agreement between the Parties or affiliates thereof dated July 1st , 2008 (the “Loan Agreement” and a “Default” respectively), the License granted hereunder will become an exclusive worldwide license. The License may only be transferred or assigned by the Licensee in accordance with the provisions of this Agreement. The Licensee may exercise its rights pursuant to the License directly or via subcontractors and/or other third party service providers.

2.2	Scope of License. The License granted hereunder by RADA to Licensee expressly permits the Licensee to sub-license, distribute and market the System and/or Derivative Works thereof, provided, however, that the software code component of the System and/or Derivative Works thereof as distributed by Licensee shall be expressed in object/binary code only, and may not contain the System in Source Code form without the prior consent of RADA. Notwithstanding the foregoing, the Licensee may deposit the Source Code component of the System in escrow for release to a distributor, reseller or customer of the Licensee upon the occurrence of certain events, for the purposes of such distributor, reseller or customer continuing to support the System purchased and/or licensed, as the case may be, by the applicable distributor, reseller or customer following the occurrence of such events, upon reasonable terms and conditions standard in the industry, provided however that any such escrow undertaking will be subject to obtaining RADA’s prior approval, which shall not be unreasonably withheld and all the required approvals as set forth in Section 8 below prior to any such undertaking. In addition, Licensee may not license or otherwise distribute the Licensed Technology, the System and/or Derivative Works thereof to any entity which is a Competitor (as defined below) of RADA, without obtaining RADA’s prior written consent. For the purpose of this Agreement, a “Competitor” shall mean a company which is engaged in the design, development and production of inertial navigation systems whether as stand-alone products or as incorporated into avionics systems or any other definition as may be agreed upon by the Parties from time to time.

2.3	Delivery. Subject to receipt of the approvals pursuant to Section 8.1, and immediately following completion of each of the milestones described on Exhibit II hereto (the “Milestones” and each a “Milestone”), RADA will deliver to Licensee all Licensed Technology, including without limitation the corresponding Documentation, available at such time. The media on which the Licensed Technology and Documentation will be delivered shall be as specified on Exhibit II hereto.

2.4	Updates. RADA will deliver to the Licensee, on the media specified in Section 2.3 above, any Update and/or Derivative Work, as shall be developed from time to time during the term hereof, within a reasonable time from the development thereof, including any Source Code of such Update and Derivative Work and will deliver to Licensee a copy thereof and all Documentation related thereto. RADA will upon the release of each new version and/or revision of the Documentation and any new Documentation relating to the System and/or to any Derivative Works thereof, deliver a copy of such Documentation to the Licensee on the media specified in Section 2.3 above.

2.5	Support and Maintenance Services. RADA and the Licensee may enter into a separate agreement for the provision of support and maintenance services for the Licensed Technology.

3	Ownership.

3.1	The Licensed Technology is owned and copyrighted by RADA and is licensed, not sold. Licensee acknowledges that all right, title and interest in and to the Licensed Technology are and shall remain with RADA, unless provided otherwise herein.

3.2	All Intellectual Property, Intellectual Property rights and other proprietary rights in and to Derivative Works to the Licensed Technology, which shall be made by Licensee or on its behalf (including all works done by RADA on behalf of the Licensee, to the extent made) (“Licensee Inventions”), and all Licensee Property shall be solely owned by Licensee; provided in the case of Licensee Inventions that (i) Licensee may not use such Licensee Inventions for INS military purposes and (ii) Licensee will grant an exclusive license to such Licensee Inventions to RADA for use for military purposes, subject to agreement between RADA and Licensee on the commercial terms of such license.

3.3	Except as expressly provided in this Agreement, RADA does not grant Licensee any rights or licenses under RADA’ patents, copyrights or other Intellectual Property rights. This Agreement does not grant Licensee the right to use any RADA trademark or name.

4	Representations and Warranties.

4.1	RADA represents and warrants that: (i) to the best of its knowledge it is the sole owner of and/or has acquired the rights (and/or has all the requisite rights to grant the License granted hereunder) without any royalty obligation to all copyright, patent rights, and any and all other intellectual property and proprietary rights to and in the Licensed Technology and the Derivative Works thereof made by RADA and the use thereof will not, to its best knowledge, infringe the intellectual property or other proprietary rights of any third party; (ii) the Licensed Technology will conform to the Documentation in all material aspects; (iii) it has no knowledge of any pending or threatened infringement claims relating to the Licensed Technology or of any allegations or circumstances which might reasonably give rise to any such claim; (iv) the Licensed Technology does not contain any spy-ware, ‘trojan horses’, time-bomb, virus or other similar malicious code; (v) it has not incorporated in the Licensed Technology any ‘open source’, ‘copyleft’ or similar code subject to open source licensing such as GNU GPL version 1, version 2, version 2.1 or version 3 or other licenses approved by the Open Source Initiative, such that it or the Licensee would be obligated to disclose the Source Code or any part thereof of the Licensed Technology and/or of any Derivative Work thereof or; (vi) it is not party or subject to any agreement, undertaking, instrument, indenture, lease, order, decree, judgment, law or regulation that could adversely affect its ability fully and freely grant to Licensee the License granted hereunder, except as set forth in Section 8 herein; and (vii) it has duly obtained all corporate approvals necessary for the execution, delivery and performance by it of this Agreement and that this Agreement constitutes a valid and binding obligation of its, enforceable against it in accordance with its terms.

4.2	RADA will use commercially reasonable efforts to correct the Licensed Technology so that it conforms with the above mentioned representations and warranties, all with the understanding that the foregoing representations and warranties are given based on the acknowledgement by Licensee that the Licensed Technology is in the development stage commensurate with the Milestone at which it is delivered.

4.3	Notwithstanding anything to the contrary herein, Licensee acknowledges that the Licensed Technology is still being developed and that nothing herein shall be construed as a guarantee and/or undertaking by RADA for the successful development of the Licensed Technology and/or the System and its actual fitness for any particular purposes.

5	Intellectual Property Rights Infringement.

If the Licensed Technology, the System, the Derivative Works thereof created by RADA, and/or any part thereof, becomes, or in RADA’s reasonable opinion may become, the subject of any claim, suit or other action for infringement of any third party patent, copyright, know-how, trade secret or other intellectual property right or if the distribution or use of the System, the Derivative Works thereof, and/or any part thereof, is enjoined, then, RADA will, at RADA’s option and expense: (i) procure for Licensee, its distributors, channels and their customers the right to continue to distribute or use the Licensed Technology, System and Derivative Works thereof; (ii) replace the Licensed Technology, the System and/or Derivative Works thereof with other functionally equivalent technology; or (iii) suitably modify the Licensed Technology, the System and Derivative Works thereof to be non-infringing while retaining the same functionality; RADA shall have no obligation under this Section 5, however, if the alleged infringement arises from Derivative Works to the Licensed Technology or the System made by Licensee and/or its affiliates and/or its customers and/or subcontractors without RADA’s consent if the System would not have infringed but for those Derivative Works.

6	Confidentiality.

6.1	Confidentiality obligations of the Parties regarding the maintenance of Confidential Information, shall be governed by the non disclosure agreement attached hereto as Exhibit III, which shall be executed together with this Agreement and shall be deemed an integral part hereof (the “NDA”).

6.2	The obligations set forth in the NDA shall survive termination of this Agreement in accordance with the terms and conditions set therein.

7	Special Purpose Vehicle.

7.1	Unless a Default has occurred prior to such time, upon the formation of a special purpose vehicle (the “SPV”) pursuant to the SPV undertaking attached to the Loan Agreement, the Licensee shall sublicense the License hereunder to the SPV (the “SPV Sublicense”) and together with such sublicense shall license to the SPV, on the same terms as the sublicense, all Licensee Inventions made prior to such time (the “SPV Licensee Inventions License”). Following and pursuant to the SPV Sublicense, the SPV will have all of the rights granted to the Licensee hereunder as if it were the Licensee hereunder. In the event of the occurrence of a Default, (a) the SPV Sublicense and SPV Licensee Inventions License will terminate and the License hereunder will revert to the Licensee, and (b) the SPV will grant to the Licensee a license under the same terms as the License to all Intellectual Property and Intellectual Property rights derived or created by the SPV, including those Derivative Works that fall within the definition of Licensee Inventions under the terms of the SPV Sublicense. Upon the satisfaction by RADA of all of its obligations and undertakings pursuant to the Loan Agreement and the exhibits and schedules thereto, the SPV Sublicense shall become irrevocable.

7.2	Notwithstanding the aforesaid, in the event that Licensee will have entered into any licensing or other commercial agreements prior to the formation of the SPV (the “Prior Obligations”) and such agreements cannot be assigned to the SPV then the SPV Sublicense will not derogate from the Licensee’s right to fully exercise the License granted hereunder which shall continue to remain in effect to the extent required in order to allow Licensee to fulfill and comply with its Prior Obligations.

8	Licenses and Authorizations.

8.1	The grant of the License hereunder is subject to the approval of the Israeli Ministry of Defense (the “MOD Approval”). Therefore, the License shall become effective only upon the grant of such approval and subject to the terms and conditions set forth in the MOD Approval. RADA undertakes to use its best efforts in good faith in order to receive the MOD Approval.

8.2	Licensee acknowledges that the export of the System and/or any Derivative Works and related materials and technical data licensed under this Agreement may be subject to Israeli export control laws and may be subject to export or import regulations in other countries. Without derogating from Licensee’s undertaking to strictly comply with all such laws and regulations, RADA undertakes to use it best efforts in good faith to: (i) obtain any required export licenses for the exploitation by the Licensee of its rights hereunder; and (ii) to advise the Licensee as to any laws and regulations known to it to be applicable to the exploitation of the Licensee’s rights hereunder as aforesaid.

9	Miscellaneous.

9.1	Assignment. The rights and liabilities of the Parties hereto will bind and inure to the benefit of their respective successors, executors and administrators, as the case may be; provided that neither party hereto may assign or delegate its obligations under this Agreement either in whole or in part, without the prior written consent of the other Party hereto other than (i) as expressly permitted by the terms of the License, (ii) as set forth in Section 7.1 above and/or (iii) an assignment by the Licensee to another person or entity that controls, is controlled by or is under common control, directly or indirectly, with the Licensee. Notwithstanding the above, both parties may freely assign this Agreement and any of its rights and/or obligations under this Agreement in connection with a corporate reorganization, acquisition, merger, or sale of or substantially all of the assets relating to the subject matter of this Agreement. Any attempted assignment in violation of the provisions of this Section 9.1 will be void.

9.2	Severability. Should any court of competent jurisdiction declare any term of this Agreement void or unenforceable, such declaration shall have no effect on the remaining terms of this Agreement.

9.3	No Waiver. The failure of either party to enforce any rights granted hereunder or to take action against the other party in the event of any breach hereunder shall not be deemed a waiver by that party as to subsequent enforcement of such rights or subsequent actions in connection with the same breach or in the event of future breaches.

9.4	Notices. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or courier service and sent by telecopy as follows (or to such other address or addresses as any party shall have specified to the other in writing):

(a) if to RADA, to:	RADA Electronic Industries Ltd.
7 Giborei Israel Street
Netanya
42504
Israel
Telephone: + 972-9-892-1109
Facsimile: + 972-9-885-5885
Attention: Zvika Alon and Shiri Lazarovich

with a copy (which shall not constitute notice) to S. Friedman & Co, Advocates and Notaries, Europe – Israel Tower, 2 Weitzman Street, Tel Aviv, Israel Fax: + 972-3-693-1930 Attention: Sarit Molcho, Adv.;

(b) if to the Licensee, to :	Faith Content Development Limited
1/F King Fook Building
30-32 Des Voeux Road C
Hong Kong
Telephone: [ ]
Fax: [ ]
Attention: [ ]

with a copy (which shall not constitute notice) to Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., 1 Azrieli Center, Tel Aviv 67021, Fax: + 972-3-607 4590, Attention: Lilian Safran Shaked, Adv.

9.5	Headings and References. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.6	Force Majeure. Neither party shall be liable for any failure or delay in its performance under this Agreement due to causes, including, but not limited to, acts of God, acts of civil or military authority, acts of terror, fires, epidemics, floods, earthquakes, riots, wars, sabotage, labor disputes, and governmental actions, which are beyond its reasonable control; provided that the delayed party: (i) gives the other party written notice of such cause promptly, and in any event within fifteen (15) days of discovery thereof; and (ii) uses its reasonable efforts to correct such failure or delay in its performance. The delayed party’s time for performance or cure under this Section shall be extended for a period equal to the shorter of (a) the duration of the cause or (b) sixty (60) days.

9.7	Relationship of the Parties. RADA and Licensee are independent parties. Neither party nor its employees, consultants, contractors or agents, are agents, employees or joint venturers of the other party, nor do they have any authority to bind the other party by contract or otherwise to any obligation. They will not represent to the contrary, either expressly, implicitly, by appearance or otherwise. Each party will determine, in its sole discretion, the manner and means by which its obligations under this Agreement are accomplished, subject to the express condition that each will at all times comply with applicable law.

9.8	Governing Law; Arbitration. This Agreement shall be governed exclusively by the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute, controversy or claim, arising from or otherwise concerning the subject matter of this Agreement shall be resolved through final and binding arbitration. The arbitration will take place in Tel Aviv-Jaffa Israel and the arbitration will be conducted in accordance with the Israel Arbitration Law, 1968. The arbitration tribunal shall consist of 1 arbitrator to be appointed by a retired District Court Judge determined by the “defendant” party. The language of the arbitration shall be English. Any competent court having jurisdiction over the matter may enter judgment on the award of the arbitrator. The provisions of this Section 9.8 shall constitute an “Arbitration Agreement” as such term is defined in the Israel Arbitration Law, 1968.

9.9	Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, agreements and understandings.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in counterpart originals by their authorized representatives.

For: RADA Electronics Industries Ltd.	For: Licensee

By: ________________	By: ________________

Name: ______________	Name: ______________

Title:________________	Title:________________

EXHIBIT I

THE SYSTEM

An Inertial Navigation System (INS) provides three-dimensional (spatial) data regarding the position, velocity and direction of the vehicle in which it is installed. It is achieved by selecting an appropriate set of sensors (gyroscopes, accelerometers, magnetic heading sensor) that are able to measure physical phenomena such as angular and axial accelerations and magnetic direction, assembling these on electronic boards that enable a processor to read the sensors’ measurements, and by implementing sophisticated algorithms and computations (through software processing) that blend all this data together to provide the navigation solutions.

EXHIBIT II

MILESTONES AND MEDIA

Milestones:

The Milestone Schedule for the transfer of the Licensed Technology from RADA to Licensee shall be as follows:

MILESTONE DESCRIPTION		DESCRIPTION OF MATERIALS BEING TRANSFERRED
1.	Delivery of a prototype following successful acceptance testing by RADA	Engineering data that is available at RADA on "as is" basis
2.	Completion of a detailed Manufacturing File	Manufacturing file
3.	Product ready for commercial release (to the extent applicable)	Updated manufacturing file

Licensee acknowledges that the transfer as aforesaid is subject to receipt of required governmental consents. In addition Licensee may be required to expressly identify intended use for which the transfers are being made to enable RADA application for said governmental consents.

Media:

The Licensed technology will be provided in the form of tangible documents and/or magnetic media.

EXHIBIT III

NDA